

Nathan Clarke · 3rd

Senior Software Developer at CarMax

Richmond, Virginia, United States · 426 connections ·

Contact info

 **CarMax**

 **Old Dominion Univer**

Experience



Senior Software Developer
CarMax · Full-time
Sep 2020 – Present · 3 mos
Richmond, Virginia, United States



CapTech Ventures, Inc
3 yrs 5 mos



Senior Consultant
Jan 2019 – Sep 2020 · 1 yr 9 mos
Richmond, Virginia

Software Engineer - working with technologies such as React, Redux, Angular, .NET, SQL, clou
platforms...



Consultant
May 2017 – Jan 2019 · 1 yr 9 mos
Richmond, Virginia Area

Software Engineer



Board Member

Agile Richmond
Mar 2017 – Feb 2020 · 3 yrs
Richmond, Virginia

Work to help facilitate monthly Agile Richmond talks as well as a yearly conference called Innovate Virginia.

Run and enhance all web technologies related to Agile Richmond and Innovate Virgii ...see mor



Business Analyst

MoneyGuidePro (PIEtech, Inc.)
Nov 2015 – Apr 2017 · 1 yr 6 mos
Powhatan Virginia

Collaborating with large businesses to help implement, customize and maintain their software for all of their users.

Using SQL server to manage and analyze data. ...see mor



Business System Analyst

SunTrust
Dec 2014 – Nov 2015 · 1 yr
Richmond, Virginia Area

Creation of large formula based Excel worksheets to provide mortgage professionals with live scorecards in regards to efficiency and productivity

Financial analysis of performance data to provide insight into future projections and ...see mor

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Education



Old Dominion University

Bachelor's of Science, Finance, General
2010 – 2014
Activities and Societies: Class Council



Deakin University

Finance, General
2013 – 2014

Year long study abroad at this university in Melbourne Australia.



University of Leicester

Finance, General

2013 – 2013

One semester of study abroad at the University of Leicester in Leicester England.

Licenses & certifications



Certified Scrum Product Owner (CSPO)

Scrum Alliance

Issued Jul 2019 · Expires Jul 2021

Credential ID 963969

Skills & endorsements

HTML · 1

Eric Lovell has given an endorsement for this skill

PHP

JavaScript

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